PROSPECT CAPITAL CORPORATION
10 East 40th Street, 42nd Floor
New York, New York 10016

June 25, 2014

VIA EDGAR

Mr. Larry Greene
Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
RE:    Registration Statement (333-193344) of Prospect Capital Corporation (the “Company”)

Dear Mr. Greene:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company requests the withdrawal of the Company’s Registration Statement on Form N-14, File No. 333-193344, originally filed on January 14, 2014 (the “N-14 Registration Statement”). The Company has elected to withdraw the N-14 Registration Statement because the Arrangement Agreement related to the transaction described in the N-14 Registration Statement has been terminated. No securities were sold in connection with the offering described in the the N-14 Registration Statement.

The Company requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the N-14 Registration Statement be credited for future use. If you have any questions regarding this application, please contact Eric F. Colandrea at (212) 448-1806.

Respectfully submitted,

/s/ Joseph A. Ferraro

Joseph A. Ferraro